UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagleford Energy Inc. Audited Consolidated Financial Statements for the year ended August 31, 2012 and 2011 and notes thereto as filed on SEDAR on December 28, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 28, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Consolidated Financial Statements

For the years ended August 31, 2012 and 2011

(Expressed in Canadian Dollars)

Consolidated Financial Statements

For the years ended August 31, 2012 and 2011

(Expressed in Canadian Dollars)

Contents

Independent Auditors' Report

Consolidated Financial Statements

Consolidated Statements of Financial Position	1

Consolidated Statements of Operations and Comprehensive Loss	2

Consolidated Statements of Shareholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 – 41

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Eagleford Energy Inc

We have audited the accompanying consolidated financial statements of Eagleford Energy Inc and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Inc and its subsidiaries as at August 31, 2012, August 31, 2011 and September 1, 2010, and their financial performance and cash flows for the years ended August 31, 2012, and August 31, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $2,809,188 during the year ended August 31, 2012 and as of that date its current liabilities exceed its current assets by $3,819,056. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Without qualifying our opinion, we also draw your attention to Notes 7 and 17 to the consolidated financial statements which indicate that the lessor of the Matthews lease has expressed its belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration to this effect. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending these allegations and is countersuing the lessor for repudiation of the lease and seeking damages.

/s/         Schwartz Levitsky Feldman, llp

Toronto, Ontario, Canada	Chartered Accountants
December 21, 2012	Licensed Public Accountants

2300 Yonge Street, Suite 1500

Toronto, Ontario M4P 1E4

Tel: 416 785 5353

Fax: 416 785 5663

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	August 31, 2012	August 31,2011 (Note 18)	September 1, 2010 (Note 18)
Assets
Current assets
Cash and cash equivalents	$330,003	$165,266	$43,776
Marketable securities (Note 6)	1	1	1
Trade and other receivables	17,525	127,546	53,060
Prepaid expenses and deposits	-	44,285	-
Due from related party (Note 11)	-	-	1,325
Total current assets	347,529	337,098	98,162
Non-current assets
Property and equipment (Note 8)	175,000	243,000	314,000
Exploration and evaluation assets (Note 7)	8,475,487	8,995,878	5,695,290
Total non-current assets	8,650,487	9,238,878	6,009,290

Total Assets	$8,998,016	$9,575,976	$6,107,452

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$1,039,959	$1,197,695	$421,928
Secured note payable (Note 12)	946,848	1,012,644	186,183
Shareholders loans (Note 11)	2,179,778	2,936,236	57,500
Loan payable	-	-	110,000
Derivative warrant liabilities (Note 13)	-	299,049	-
Total current liabilities	4,166,585	5,445,624	775,611
Non-current liabilities
Secured notes payable (Note 12)	-	-	1,021,344
Derivative warrant liabilities (Note 13)	1,640,406	1,277,220	1,701,861
Provisions (Note 9)	240,672	125,832	73,368
Total non-current liabilities	1,881,078	1,403,052	2,796,573

Total Liabilities	6,047,663	6,848,676	3,572,184

Shareholders’ Equity
Share capital (Note 10)	5,906,633	4,635,556	3,817,184
Share purchase warrants (Note 10)	1,422,526	252,637	380,734
Share purchase options (Note 10)	170,972	-	-
Contributed surplus (Note 10)	506,200	85,737	43,750
Foreign currency translation reserve	(109,463)	(109,303)	-
Deficit	(4,946,515)	(2,137,327)	(1,706,400)
Total Shareholders’ Equity	2,950,353	2,727,300	2,535,268

Total Liabilities and Shareholders’ Equity	$8,998,016	$9,575,976	$6,107,452

Going Concern (Note 1)
Related Party Transactions and Balances (Note 11)
Subsequent Event (Note 20)
Commitments and Contingencies (Note 17)
Approved by the Board of Directors

/s/ James Cassina	/s/ Milton Klyman
James Cassina, Director	Milton Klyman, Director
The accompanying notes are an integral part of these consolidated financial statements

1

Consolidated Statements of Operations and Comprehensive Loss

For the years ended August 31, (Expressed in Canadian Dollars)	2012	2011 (Note 18)

Revenue
Natural gas sales, net of royalties	$39,218	$56,916
Expenses
Operating costs	28,471	52,190
Depletion and accretion	20,509	23,912
General and administrative	705,591	502,474
Marketing and public relations	46,272	88,569
Impairment loss on property and equipment (Note 8)	50,774	48,249
Interest expense	88,789	68,199
Loss (gain) on derivative warrant liabilities (Note 13)	46,655	(126,410)
Loss on settlement of debt (Note 10)	1,465,465	-
Stock based compensation (Note 10)	95,910	-
Stock based compensation - non employees (Note 10)	75,062	-
Compensation expense on re-pricing of units (Note 10)	188,625	-
Loss (gain) on foreign exchange	36,283	(161,340)
Gain on disposal of marketable securities	-	(8,000)
	2,848,406	487,843

Net loss	(2,809,188)	(430,927)

Foreign currency translation	(160)	(109,303)

Comprehensive loss	$(2,809,348)	$(540,230)

Loss per share, basic and diluted	$(0.034)	$(0.007)

Weighted average shares outstanding, basic and diluted *	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

2

Consolidated Statements of Changes in Shareholders Equity
For the years ended August 31, 2012 and 2011
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	DEFICIT $	TOTAL EQUITY $
Balance, September 1, 2010 (Note 18)	59,502,051	3,817,184	380,734	-	43,750	-	(1,706,400)	2,535,268
Issuance of units as compensation	200,000	95,800	-	-	-	-	-	95,800
Warrants exercised	7,420,692	722,572	(128,097)	-	-	-	-	594,475
Warrants cancelled	-	-	-	-	36,237	-	-	36,237
Imputed Interest	-	-	-	-	5,750	-	-	5,750
Foreign currency translation	-	-	-	-	-	(109,303)	-	(109,303)
Net loss for the year	-	-	-	-	-	-	(430,927)	(430,927)
Balance, August 31, 2011 (Note 18)	67,122,743	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	3,107,006	395,589	-	-	-	-	-	395,589
Issuance of units as debt settlement	17,150,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	2,000,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	3,000,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	750,000	-	-	-	118,507	-	-	118,507
Private placement of units	6,825,000	702,528						702,528
Warrants expired	-	-	-	-	318,552	-	-	318,552
Issuance of shares as debt settlement	171,386	44,547	-	-	-	-	-	44,547
Imputed interest	-	-	-	-	2,334	-	-	2,334
Stock based compensation	-	-		170,972	-	-	-	170,972
Units cancelled	(3,418,468)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	(160)	-	(160)
Net loss for the year	-	-	-	-	-	-	(2,809,188)	(2,809,188)
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353

* Reflects the March 16, 2012 two-for-one stock split (Refer to Note 10)

The accompanying notes are an integral part of these consolidated financial statements

3

Consolidated Statements of Cash Flows For the years ended August 31, (Expressed in Canadian Dollars)	2012	2011

Cash provided by (used in )
Operating activities
Net loss for the period	$(2,809,188)	$(430,927)
Items not involving cash:
Depletion and accretion	20,509	23,912
Imputed interest	2,334	5,750
Unrealized Loss (gain) on derivative warrant liabilities	46,655	(126,410)
Loss on settlement of debt	1,465,465	-
Impairment loss on property and equipment	50,774	48,249
Shares and warrants issue for services	44,285	88,569
Compensation expense on re-pricing of units	188,625	-
Stock based compensation	170,972	-
Provisions	64,773	(5,669)
Gain on disposal of marketable securities	-	(8,000)
Net changes in non-cash working capital (Note 15)	372,170	702,606
	(382,626)	298,080
Investing activities
Additions to exploration and evaluations assets	(1,559,763)	(3,262,782)
Proceeds on disposal of marketable securities	-	8,000
	(1,559,763)	(3,254,782)
Financing activities
Private placement of units, net of share issue costs	2,086,718	-
Secured notes payable, net	(65,796)	(194,883)
Shareholders’ loans, net	50,042	2,878,736
Repayment of loan payable	-	(110,000)
Warrants exercised	-	594,475
	2,070,964	3,168,328

Effect of exchange rate changes on cash and cash equivalents	36,162	(90,136)
Increase in cash and cash equivalents for the year	128,575	211,626
Cash and cash equivalents, beginning of year	165,266	43,776
Cash and cash equivalents, end of year	$330,003	$165,266

Supplemental Cash Flow Information and Non-cash Transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

4

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

1.	Nature of Business and Going Concern

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2012, the Company had a working capital deficiency of $3,819,056 (August 31, 2011 $5,108,526 and September 1, 2010 $677,449) and an accumulated deficit of $4,946,515 (August 31, 2011 $2,137,327 and September 1, 2010 $1,706,400). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2012 the Company extinguished $1,227,386 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $2,086,718 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and the Company has elected September 1, 2010 as the date of transition to IFRS (the “Transition Date”). IFRS 1, First Time Adoption of IFRS has effected the consolidated financial statements of the Company and the changes are included in Note 18.

These consolidated financial statements of the Company were approved by the Board of Directors on December 21, 2012.

5

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Basis of Preparation and First-time Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”). The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company's reported consolidated statement of financial position, financial performance and cash flows including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended August 31, 2011 prepared under Canadian GAAP.

The accounting policies applied in these audited consolidated financial statements are based on IFRS effective for the year ended August 31, 2012, as issued and outstanding as of December 21, 2012 the date the Board of Directors approved the statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). All Intercompany balances and transactions have been eliminated on consolidation.

3.	Summary of Significant Accounting Policies

Subject to certain IFRS 1 transition elections (refer to Note 18), the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents include banks balances and highly liquid temporary money market instruments with original maturities of three months or less.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy is United States dollars.

6

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are also included in the foreign currency translation reserve.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2012 was $1 (August 31, 2011 and September 1, 2010 - $1) (see Note 6).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and cash equivalents, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

7

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its share purchase warrants. In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black Scholes model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

8

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

9

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

10

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The company uses the fair value method for accounting for stock-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

11

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (see Note 7).

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

12

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

4.	Recent Accounting Pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

13

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in September 2011 in order to align the presentation of items in comprehensive income with US GAAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect to have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

14

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)

For the year ended August 31, 2011	Canada	United States	Total
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)

As at August 31, 2012	Canada	United States	Total
Total Assets	$3,983,791	$5,014,225	$8,998,016
Total Liabilities	$5,478,773	$568,890	$6,047,663
As at August 31, 2011
Total assets	$5,745,321	$3,830,655	$9,575,976
Total liabilities	$6,241,697	$606,979	$6,848,676
As at September 1, 2010
Total assets	$5,213,827	$893,625	$6,107,452
Total liabilities	$3,361,515	$210,669	$3,572,184

6.	Marketable Securities

August 31, 2012
Investments in quoted company security (see Note 3)
(September 1, 2010 and August 31, 2011 - $1)	$1

7.	Exploration and Evaluation Assets

Cost
Balance September 1, 2010	$5,695,290
Additions	3,262,782
Decommissioning obligations	52,641
Change in decommissioning obligation estimates	4,332
Foreign exchange	(19,167)
Balance August 31, 2011	8,995,878
Additions	1,559,763
Units cancelled	(2,091,616)
Decommissioning obligations	41,243
Change in decommissioning obligation estimates	6,546
Foreign exchange	(36,327)
Balance August 31, 2012	$8,475,487

The Company’s exploration and evaluation assets are located in Texas, USA. As at and for the years ended August 31, 2012 and August 31, 2011 no impairment loss was recorded. For the year ended August 31, 2012 the Company capitalized interest of $289,650 to exploration and evaluation assets (August 31, 2011: $197,690).

Mathews Lease, Zavala County, Texas, USA

On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common share purchase warrants. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616.

15

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million and Eagleford holds a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas. The royalties payable under the Matthews lease are 25%.

The Matthews Oil and Gas Lease had a primary term of three years commencing April 1, 2008, unless commercial production is established from a well or lands pooled therewith or the lessee is then engaged in actual drilling or reworking on any well within 90 days thereafter. The lease shall remain in force so long as the drilling or reworking is processed without cessation of more than 90 days. Once production is established, the lease is held by production so long as a new well is commenced within 180 days of completion of the prior well, which is defined as 15 days following reaching total depth in a well or the total length of a horizontal well.

Matthews Lease Litigation

The lessor of the Matthews lease expressed their belief that the lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages.

The Company elected to conduct the continuous drilling program provision of the lease in order to extend the term of the lease beyond its primary term. The Company commenced actual drilling operations on a well, within the 180 day time period allowed and defined in the amended lease every such period since the end of the primary term.

In March 2012, the Company notified the lessor of its intention to continue drilling the No. 2-H well initiated in October 2011 and suspended, and to drill a new well, the 4-H under the continuous-drilling program.

Upon receipt of this notice, and before the 180-day deadline to commence actual drilling operations expired, the lessor informed the Company that it was taking the position that the lease had terminated because the Company allegedly failed to drill the No. 2-H well in a good faith attempt to secure production, and thus failed to comply with the continuous drilling program. The lessor later added that the Company was 2 days late having a drill bit contact the surface of the earth and turn to the right. Based on the Company’s extensive logging, coring, and laboratory work and analysis, the Company was highly confident that these wells would produce in commercial quantities, which would have benefitted the lessor and the other royalty owner, and would have allowed the Company to begin to recoup its investment in the lease. Extended development drilling would have followed. Accordingly the Company is seeking specific performance or damages from the lessors.

As at August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal counsel, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss.

The Company carries its investment in the Matthews lease at approximately $4,645,534. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

Murphy Lease, Zavala County, Texas, USA

Dyami Energy holds a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered. Thereafter Dyami Energy’s working interests range from 90% to 97%. The royalties payable under the Murphy Lease are 25%.

16

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Dyami Energy is required to drill a well every six months in order to maintain the Murphy Lease. Three years after the cessation of continuous drilling, all rights below the deepest producing horizon in each unit then being held by production, shall be released and re-assigned to the Lessor, unless the drilling of another well has been proposed on said unit, approved in writing by Lessor, and timely commenced.

8.	Property and Equipment

Petroleum and Natural Gas Properties
Cost or deemed cost
Balance September 1, 2010	$314,000
Change in decommissioning obligation estimates	302
Balance August 31, 2011	314,302
Change in decommissioning obligation estimates	819
Balance August 31, 2012	$315,121

Accumulated depletion and impairment
Balance September 1, 2010	-
Depletion	$(23,053)
Impairment	(48,249)
Balance August 31, 2011	(71,302)
Depletion	(18,045)
Impairment	(50,774)
Balance August 31, 2012	$(140,121)

Carrying Value
At September 1, 2010	$314,000
At August 31, 2011	$243,000
At August 31, 2012	$175,000

As at and for the year ended August 31, 2012 and 2011, no general and administrative costs were capitalized. For the year ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator (August 31, 2011 $48,249). The evaluation was based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Alberta, Canada

The Company has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

9.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, September 1, 2010	$6,555	$66,813	$73,368
Accretion expense	859		859
Additions	52,641		52,641
Change in estimate	4,633		4,633
Foreign exchange		(5,669)	(5,669)
Balance, August 31, 2011	64,688	61,144	125,832
Accretion expense	2,464		2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365		7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	$114,755	$125,917	$240,672

17

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $114,755 at August 31, 2012 (August 31, 2011 $64,688 and September 1, 2010 $6,555) based on an undiscounted total future liability of $158,974 (August 31, 2011 $102,974 and September 1, 2010 $12,474). These payments are expected to be incurred between fiscal 2022 and 2031. The discount factor, being the risk free rate related to the liability is 2.37% (August 31, 2011 3.10% and September 1, 2010 3.33%).

b)	Other Provisions

During the year ended August 31, 2010 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

During the year ended August 31, 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy is disputing the amount charged due to faulty equipment. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time.

The above amounts have been classified as long term, however not discounted as the impact to the consolidated financial statements is immaterial.

10.	Share Capital and reserves

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance September 1, 2010	59,502,051	$3,817,184
Exercise of warrants (note a)	7,420,692	722,572
Issued as compensation (note b)	200,000	95,800
Balance August 31, 2011	67,122,743	4,635,556
Debt settlement (note c)	3,107,006	395,589
Debt settlement (note d)	6,000,000	522,856
Debt settlement (note e)	11,150,000	627,511
Private placement (note f)	2,000,000	32,459
Private placement (note g)	3,750,000	342,786
Private placement (note h)	6,825,000	702,528
Debt settlement (note i)	171,386	44,547
Cancelled (note j)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	$5,906,633

* Reflects the March 16, 2012 two-for-one stock split

18

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following table sets out the changes in warrants during the respective periods:

	August 31, 2012		August 31, 2011
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	21,050,948	$0.04	28,471,640	$0.04
Warrants exercised (note a)	-	-	(7,420,692)	$0.04
Debt settlement (note d)	6,000,000	$0.05
Debt settlement (note e)	11,150,000	$0.05
Private placement (note f)	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	21,050,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)            During the year ended August 31, 2011, 1,000,000 common share purchase warrants were exercised at $0.04 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 1,200,000 common share purchase warrants were exercised at $0.04 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 70,692 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 5,150,000 common share purchase warrants were exercised at $0.10 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(b)            In April 29, 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 200,000 common shares and 100,000 common share purchase warrants exercisable at US $0.63 per common share expiring May 4, 2012. The amount allocated to common shares was based on the share price at the time of issuance was $95,800 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $37,054. For the year ended August 31, 2011, $88,569 was recorded as marketing and public relations expense and $44,285 was recorded as prepaid expenses. On May 4, 2012, 100,000 warrants expired. The amount allocated to derivative financial instruments based on fair value using the Black Scholes model was $39,440 with a corresponding increase to contributed surplus (see Note 13).

(c)            During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(d)            On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(e)            On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

19

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

(f)            On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a purchase price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

(g)            On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13)

(h)            On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13).

(i)            On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(j)            On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13).

20

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the outstanding warrants as at August 31, 2011:

Number of	Exercise	Expiry	Weighted Average	Warrant
Warrants*	Price*	Date	Remaining Life (Years)	Value ($)
2,000,000	$0.04	February 5, 2014	2.44	$24,000
800,512	$0.04	February 25, 2014	2.49	9,606
18,250,436	$0.04	February 27, 2014	2.50	219,031
21,050,948	$0.04		2.49	$252,637

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at September 1, 2010:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,150,000	$0.10	April 14, 2011	0.62	$100,875
1,000,000	$0.04	February 5, 2014	3.43	12,000
2,000,512	$0.04	February 25, 2014	3.49	24,006
20,321,128	$0.04	February 27, 2014	3.49	243,853
28,471,640	$0.04		2.97	$380,734

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	2012	2011
Weighted average shares outstanding, basic and diluted	81,769,733	63,854,456

* Reflects the March 16, 2012 two-for-one stock split

21

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, September 1, 2010 and August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Stock Based Compensation

On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation – Non Employees

On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $63,940.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company. These options are exercisable at $0.25 per share, vest immediately and expire on July 23, 2017. The Company recorded non-cash share based compensation expense of $11,122.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

22

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011 and September 1, 2010	$-
Stock based compensation	170,972
Balance August 31, 2012	$170,972

Compensation Expense on Re-pricing Units

On April 13, 2012, the Company completed private placements of equity capital for gross proceeds of $748,425 from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the additional units issued based on the new offering price was determined to be $188,625 and was expensed to the statement of operations.

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, September 1, 2010	$43,750
Imputed interest (Note 11)	5,750
Warrants cancelled (note c)	36,237
Balance, August 31, 2011	85,737
Imputed interest (Note 11)	2,334
Warrants expired (note b, c)	318,552
Warrants cancelled (note j)	(18,930)
Compensation expense on re-pricing of units	118,507
Balance, August 31, 2012	$506,200

11.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$56,250
Directors stock based compensation (3)	95,910	-
	$170,910	$56,250

23

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2012	August 31, 2011	September 1, 2010 (2)
Short term employee benefits (1)	$131,250	$56,250	$$18,000
Expenses paid on behalf of the Company	1,896	-	-
	$133,146	$56,250	$18,000

(1)	Commencing December 1, 2010 the Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	Management fees to the former President of the Company.
(3)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2012 the amount of directors’ fees included in trade and other payables was $12,900 (August 31, 2011 $8,800 and September 1, 2010 $6,700).

At August 31, 2012 the Company had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2011 US$300,000). For the year ended August 31, 2012 the Company recorded interest of $32,538. At August 31, 2012, included in trade and other payables is interest of $28,687 (August 31, 2011 $26,135). During the year ended August 31, 2012 the Company issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source, is a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 12).

At August 31, 2012 the Company has a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021 (see Note 12).

At August 31, 2012 included in trade and other payables is $14,649 due to Gottbetter & Partners LLP for legal fees (August 31, 2011 $68,918). On February 17, 2012 the Company converted $50,000 of debt into 1,000,000 units of the Company at $0.05 per unit. During the year ended August 31, 2012 the Company completed private placements of 10,575,000 units in the capital of the Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At August 31, 2012 the Company had an unsecured, non-interest bearing and repayable on demand shareholder loan in the amount of Nil (August 31, 2011 and September 1, 2010 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus (August 31, 2011 $5,750). On January 24, 2012 the Company converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 the Company converted the balance of the loan, $7,500 into 150,000 units in the capital of the Company at $0.05 per unit.

24

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

During the year ended August 31, 2012, the Company received US$175,000 and $293,000 and issued promissory notes to five shareholders. During the year ended August 31, 2012 the Company paid US$480,000 in promissory notes. At August 31, 2012, the Company had shareholders’ loans payable of US $1,583,740 and $293,000 (August 31, 2011 US$2,490,000 and CDN$149,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2012 the Company recorded interest of $254,117. At August 31, 2012, included in trade and other payables is interest of $190,484 (August 31, 2011 $171,640). During the year ended August 31, 2012 the Company issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 the Company converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of the Company at $0.05 per unit and on February 17, 2012 the Company converted $500,000 into 10,000,000 units in the capital of the Company at $0.05 per unit.

12.	Secured Notes Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000 (September 1, 2010 US$175,000). On September 1, 2011 the Company paid the balance due on the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250 (September 1, 2010 Nil).

At August 31, 2012, the Company had a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2011 and September 1, 2010 US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. The due date of the note was extended until February 28, 2013 with an interest rate of 10% per annum. For the year ended August 31, 2012 the Company recorded interest of $83,947. At August 31, 2012 included in trade and other payables is interest of $63,296 (August 31, 2011 $92,219 and September 1, 2010 $26,862). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at August 31, 2012 was $4,645,534. The Company may, in its sole discretion, prepay any portion of the principal amount.

13.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
September 1, 2010	4,418,468	$1,701,861	$0.56
Warrants cancelled	(109,290)	(37,024)	0.57
Warrants issued	100,000	37,842	0.63
Change in fair value estimates	-	(126,410)	-
As at August 31, 2011	4,409,178	1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	$1,640,406	$0.47

* Reflects the March 16, 2012 two-for-one stock split

25

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487.

On June 10, 2010, the Company issued 666,666 common share purchase warrants exercisable at US$0.50 per common share until December 10, 2011. On November 20, 2010 the Company cancelled 72,860 warrants and fair value measured using the Black Scholes valuation model of $23,791 was recorded as an increase to contributed surplus. On December 10, 2011 the remaining 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2010, the Company issued 333,334 common share purchase warrants exercisable at US$0.75 per common share until June 10, 2012. On November 20, 2010 the Company cancelled 36,430 warrants and the fair value measured using the Black Scholes valuation model of $12,446 was recorded as an increase to contributed surplus. On June 10, 2012 the remaining 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

On April 29, 2011, the Company issued 100,000 common share purchase warrants exercisable at US $0.75 per common share expiring May 4, 2012 and fair value measured using Black Scholes valuation model at $37,055. On May 4, 2012, 100,000 expired and the fair value measured using the Black Scholes valuation model of $39,440 was recorded as an increase to contributed surplus.

On April 13, 2012 and July 27, 2012 the Company issued 1,875,000 common share purchase warrants exercisable at US$0.50 and 300,000 common share purchase broker warrants exercisable at US$0.25 expiring April 13, 2015. The fair value measured using the Black Scholes valuation model was $338,813 and $92,114, respectively.

On July 20, 2012 the Company issued 912,500 common share purchase warrants exercisable at US$0.50 and 146,000 common share purchase broker warrants exercisable at US$0.25 expiring July 20, 2015. The fair value measured using the Black Scholes valuation model was $124,288 and $33,454, respectively.

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively (August 31, 2012 $332,429 and $85,557).

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2012:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

26

Notes to the Consolidated Financial Statements
(Expressed In Canadian Dollars)
For The Years Ended August 31, 2012 and 2011

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%-1.3%
Expected volatility	192%-199%
Expected life (years)	3
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at August 31, 2011:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
593,806	$0.50	December 10, 2011	0.28	$179,113
296,906	$0.75	June 10, 2012	0.78	82,094
3,418,466	$0.50	August 31, 2014	3.00	1,277,220
100,000	$0.75	April 29, 2012	0.66	37,842
4,409,178			2.43	$1,576,269

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2011, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1.7%
Expected volatility	254%
Expected life (years)	1
Dividend yield	-

The following tables sets out the number of derivative warrant liabilities outstanding at September 1, 2010:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
666,668	$0.50	December 10, 2011	1.28	$217,690
333,334	$0.75	June 10, 2012	1.78	113,875
3,418,466	$0.50	August 31, 2014	4.00	1,370,296
4,418,468			3.42	$1,701,861

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended September 1, 2010, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	3%
Expected volatility	234%
Expected life (years)	4
Dividend yield	-

27

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

14. Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Due from related party	Other financial liabilities	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Loan payable	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010
Cash and cash equivalents	$330,003	$165,266	$43,776
Trade and other receivables	17,525	127,546	53,060
Prepaid expenses and deposits	-	44,285	-
Due from related party	-	-	1,325
Balance	$347,528	$337,097	$98,161

Liquidity Risk

 The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

28

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The following table illustrates the contractual maturities of financial liabilities:

	Payments Due by Period
		Less than			After
August 31, 2012	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

	Payments Due by Period
		Less than			After
August 31, 2011	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,197,695	$1,197,695	-	-	-
Secured notes payable (1)	1,012,644	1,012,644	-	-	-
Shareholders loans (1)	2,936,236	2,936,236	-	-	-
Total	$5,146,575	$5,146,575	-	-	-

	Payments Due by Period
		Less than			After
September 1, 2010	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$421,928	$421,928	-	-	-
Secured notes payable (1)	1,207,527	186,183	$1,021,344	-	-
Shareholders loans	57,500	57,500	-	-	-
Loan payable	110,000	110,000	-	-	-
Total	$1,796,955	$775,611	$1,021,344	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

29

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2012 and 2011 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2012		2011
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$43,764	$34,672	$64,315	$49,517
Net loss	$(2,804,642)	$(2,813,374)	$(426,381)	$(438,326)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31,	August 31,	September 1,
Financial Instruments	2012	2011	2010
Cash and cash equivalents	$311,318	$117,383	$5,046
Trade and other receivables	-	72,487	21,926
Exploration and evaluation assets	5,083,874	3,758,168	811,452
Due from related party	-	-	1,245
Trade and other payables	(402,633)	(754,696)	(198,015)
Provisions	(226,494)	(116,924)	(62,800)
Derivative warrant liabilities	(1,614,996)	(1,613,584)	(1,621,283)
Shareholders’ loans	(1,883,740)	(2,790,000)	-
Secured notes payable	(960,000)	(1,035,000)	(1,135,000)
Net assets denominated in US$	$307,329	$(2,362,166)	$(2,177,429)
Net asset CDN dollar equivalent at period end (1)	$303,120	$(2,311,143)	$(2,316,567)

(1)	Translated at the exchange rate in effect at August 31, 2012 $0.9863 (August 31, 2011 $0.9784, September 1, 2010 $1.0639)

30

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2012		August 31, 2011		September 1, 2010
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate($)		In total comprehensive loss from a change in % in the US Exchange Rate($)		In total comprehensive loss from a change in % in the US Exchange Rate($)
2%	6,062	(6,062)	46,223	(46,223)	46,331	(46,331)
4%	12,125	(12,125)	92,446	(92,446)	92,663	(92,663)
6%	18,187	(18,187)	138,669	(138,669)	138,994	(138,994)
8%	24,250	(24,250)	184,891	(184,891)	185,325	(185,325)
10%	30,312	(30,312)	231,114	(231,114)	231,657	(231,657)

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2012 and 2011 and September 1, 2010, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans, provisions, loan payable, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

31

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

	August 31, 2012		August 31, 2011		September 1, 2010
Financial Instrument	Carrying	Fair	Carrying	Fair	Carrying	Fair
Classification	Value $	Value $	Value $	Value $	Value $	Value $
Fair value through profit or loss:
Cash and cash equivalents	330,003	330,003	165,266	165,266	43,776	43,776
Marketable securities	1	1	1	1	1	1
Derivative warrant liabilities	1,640,406	1,640,406	1,576,269	1,576,269	1,701,861	1,701,861
Loans and receivables:
Trade and other receivables	17,525	17,525	127,546	127,546	53,060	53,060
Due from related party	-	-	-	-	1,325	1,325
Other financial liabilities:
Trade and other payables	1,039,959	1,039,959	1,197,695	1,197,695	421,928	421,928
Secured notes payable	946,848	946,848	1,012,644	1,012,644	1,207,527	1,207,527
Shareholders’ loans	2,179,778	2,179,778	2,936,236	2,936,236	57,500	57,500
Loan payable	-	-	-	-	110,000	110,000
Provisions	240,672	240,672	125,832	125,832	73,368	73,368

Cash and cash equivalents, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, due from related party, trade and other payables, secured notes payable, shareholders’ loans and loan payable approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at August 31, 2012, August 31, 2011 and September 1, 2010 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2012.

The Company is not subject to any externally imposed restrictions on its capital requirements.

32

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

15. Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Year Ended
Non-cash transactions	August 31, 2012	August 31, 2011
Warrants expired	(318,552)	-
Units issued to settle debt	2,252,715	-
Shares issued for interest on secured note and shareholders’ loans	440,136	-
Units cancelled	(2,091,616)	-
Broker warrants issued	212,001	-
Prepaid portion of shares for services	(44,285)	44,285
Warrants cancelled	-	(36,237)
Issuance of units as compensation	44,285	88,569
Compensation expense on re-pricing of units	188,625	-

The following table summarizes the changes in non-cash working capital for the periods set out:

	Year Ended
Changes in non-cash working capital	August 31, 2012	August 31, 2011
Trade and other receivables	110,021	(74,486)
Trade and other payables	262,149	775,767
Due from related party	-	1,325
Net change	372,170	702,606

16.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2011 - $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses in the amount of approximately $2,225,622 (2011 -$1,349,189) available to reduce income in future years expiring as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	268,782
2030	286,991
2031	648,310
2032	780,686
$2,225,622

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 28% to 31% (2011 - 28% to 31%) for federal and provincial taxes is as follows:

	2012	2011
Taxes at statutory rates	$(786,573)	$(127,123)
Non-taxable items and others	491,099	49,818
Change in unrecognized deferred tax asset	295,474	77,305
	$-	$-

33

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2012	2011
Operating loss carry forwards	$599,202	$337,297
Share issue costs	31,611	6,119
Marketable securities	792	1,467
Capital losses carry forwards	28,600	24,482
Oil and gas interests	33,603	29,016
Cumulative eligible capital	1,366	1,319
Unrecognized deferred tax asset	$695,174	$399,700

17.	Commitments and Contingencies

The Company has drilling commitments on its Leases located in Zavala County, Texas, USA (see Note 7).

Matthews Lease Litigation

The lessors of the Matthews lease expressed their belief that the Lease has terminated and filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the lease has terminated. The Company disagrees and believes that it is in full compliance with the terms of the lease. The Company is defending the allegation and countersuing the lessor for repudiation of the lease and seeking damages (see Note 7).

As at August 31, 2012, no amounts of contingent loss due to the impairment of the above mentioned lease have been recorded in these consolidated financial statements. According to the Company's legal council, there are no dispositive motions pending, a trial date has not been set and in their opinion it is not possible to evaluate the likelihood of an unfavourable outcome or the amount or range of potential loss.

The Company carries its investment in the Matthews lease at approximately $4,645,534. If the final outcome of such claim differs adversely from that expected, it would result in an impairment loss equal to the carrying value of the Matthews lease, when determined.

18.	Transition to IFRS

As disclosed in Note 2, these audited consolidated financial statements represent the Company’s financial results of operations and financial position under IFRS for the year ended August 31, 2012. The consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” as issued by the IASB. Previously, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

IFRS 1 requires the presentation of comparative information as at the September 1, 2010 (the “Transition Date”) and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The following reconciliations present the adjustments made to the Company’s previous Canadian GAAP results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company’s consolidated statements of financial position as at the Transition Date and August 31, 2011, consolidated statements of operations and comprehensive income for the year ended August 31, 2011 and shareholder’s equity reconciliations as at the Transition Date and August 31, 2011.

34

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

(a)	First-time adoption exemptions and exception applied by the Company:

(i)	Business combinations

IFRS 1 allows the Corporation to adopt IFRS 3, Business Combinations, on a prospective basis rather than retrospectively restating all prior business combinations. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date and such business combinations have not been restated.

(ii)	Provisions, Contingent Liabilities and Contingent Assets

The Company has elected to apply the exemption from full retrospective application of decommissioning liabilities as allowed under IFRS 1. As such, the Company has:

(a)	measured the liability as at September 1, 2010 in accordance with IAS 37;
(b)	estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period; and
(c)	calculated the accumulated depreciation on that amount, as at September 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company.

(iii)	Arrangements containing a lease

The Company has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP. Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRIC 4 Determining Whether an Arrangement Contains a Lease based on terms and conditions existing at September 1, 2010.

(iv)	Borrowing Costs

Under IAS 23 Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Company applied the IFRS transitional exemption to prospectively capitalize borrowing costs from the Transition Date.

(b)	Significant Accounting Policy Differences

The following outlines significant accounting policy differences between IFRS and previous Canadian GAAP applicable from the date of transition to IFRS on September 1, 2010.

(i)	Share Purchase Warrants

Under Canadian GAAP the share purchase warrants issued with an exercise price in US dollars, rather than Canadian dollars were classified as a component of equity. Under IFRS, because the specified exercise price is denominated in United States dollars (a currency other than the functional currency of the Company), the warrants are considered derivative liabilities. The warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit or loss.

(ii)	Borrowing Costs

Under Canadian GAAP the Company expensed all of its borrowing costs attributed to acquisitions, construction or production of assets. Under IFRS the Company is required to capitalize borrowing costs directly attributed to acquisitions, construction or production of qualifying assets as part of the cost of the asset.

(iii)	Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate. Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

35

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

In preparing its opening IFRS consolidated statement of financial position and comparative information for 2011, the Company adjusted amounts previously reported under Canadian GAAP and prepared the following reconciliations:

a)	A reconciliation of the consolidated statement of financial position as at the date of transition to IFRS of September 1, 2010.
b)	A reconciliation of the consolidated statement of financial position as at August 31, 2011.
c)	A reconciliation of the statement of operations and comprehensive loss for the year ended August 31, 2011.
d)	A reconciliation of Equity as of August 31, 2011 and September 1, 2010.

Reconciliation of Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
	September 1, 2010 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b)	Reclassification (Note d)	September 1, 2010 IFRS

Assets
Current assets
Cash and cash equivalents	$43,776				$43,776
Marketable securities	1				1
Accounts receivable	53,060				53,060
Due from related party	1,325				1,325
Total current assets	98,162				98,162
Oil and gas interests
Developed	314,000			(314,000)	-
Undeveloped	5,695,290			(5,695,290)	-
Non –current assets
Property and equipment	-			314,000	314,000
Exploration and evaluation assets	-			5,695,290	5,695,290
Total non-current assets	6,009,290			-	6,009,290

Total Assets	$6,107,452				$6,107,452

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$488,741			(66,813)	$421,928
Secured notes payable	186,183				186,183
Shareholders’ loans	57,500				57,500
Loan payable	110,000				110,000
Total current liabilities	842,424			(66,813)	775,611
Non-current liabilities
Secured note payable	1,021,344				1,021,344
Derivative warrant liabilities	-	1,701,861			1,701,861
Provisions	-			73,368	73,368
Asset retirement obligations	3,907			(3,907)	-
Decommissioning obligations	-		2,648	(2,648)	-
Total non-current liabilities	1,025,251	1,701,861	2,648	66,813	2,796,573

Total Liabilities	1,867,675	1,701,861	2,648		3,572,184

Shareholders’ Equity
Share capital	3,817,184				3,817,184
Share purchase warrants	2,096,078	(1,715,344)			380,734
Contributed surplus	43,750				43,750
Deficit	(1,717,235)	13,483	(2,648)		(1,706,400)
Total shareholders’ equity	4,239,777	(1,701,861)	(2,648)		2,535,268

Total Liabilities and Shareholders’ Equity	$6,107,452				$6,107,452

36

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Reconciliation of Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
	August 31, 2011 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b)	Depletion (Note c)	Reclassification (Note d)	Foreign Currency Translation Reserve (Note e)	Borrowing Costs (Note f)	August 31, 2011 IFRS

Assets
Current assets
Cash and cash equivalents	$165,266							$165,266
Marketable securities	1							1
Trade and other receivables	127,546							127,546
Prepaid expenses and deposits	44,285							44,285
Total current assets	337,098							337,098
Oil and gas interests
Developed	243,000				(243,000)			-
Undeveloped	8,898,128				(8,898,128)			-
Non-current assets
Property and equipment	-		(1,298)	1,298	243,000			243,000
Exploration and evaluation assets	-		12,823		8,898,128	(112,763)	197,690	8,995,878
Total non-current assets	9,141,128		11,525	1,298		(112,763)	197,690	9,238,878

Total Assets	$9,478,226		11,525	1,298		(112,763)	197,690	$9,575,976

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other liabilities	$1,258,839				(61,144)			$1,197,695
Secured note payable	1,012,644							1,012,644
Shareholders’ loans	2,936,236							2,936,236
Derivative warrant liabilities	-	299.049						299,049
Total current liabilities	5,207,719	299,049			(61,144)			5,445,624
Non-current liabilities
Derivative warrant liabilities	-	1,277,220						1,277,220
Asset Retirement Obligation	50,208				(50,208)			-
Decommissioning Obligations	-		14,480		(14,480)			-
Provisions	-				125,832			125,832
Total non-current liabilities	50,208	1,277,220	14,480		61,144			1,403,052
Total Liabilities	5,257,927	1,576,269	14,480		61,144			6,848,676

Shareholders’ Equity
Share capital	4,635,556							4,635,556
Share purchase warrants	1,969,516	(1,716,879)						252,637
Contributed Surplus	85,019	718						85,737
Foreign currency translation reserve	-					(109,303)		(109,303)
Deficit	(2,469,792)	139,893	(2,955)	1,298		(3,460)	197,690	(2,137,327)
Total shareholders’ equity	4,220,299	(1,576,268)	(2,955)	1,298		(112,763)	197,690	2,727,300

Total Liabilities and Shareholders’ Equity	$9,478,226		11,525	1,298		(112,763)	197,690	$9,575,976

37

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Reconciliation of Consolidated Statement of Operations and Comprehensive Loss from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

	Effect of Transition to IFRS
	Year Ended August 31, 2011 Canadian GAAP	Derivative Warrant Liabilities (Note a)	Decommissioning Obligations (Note b) Reclassification (Note d)	Depletion (Note c)	Reclassification (Note d)	Foreign Currency Translation (Note e)	Borrowing Costs (Note f)	Year Ended August 31, 2011 IFRS

Revenue
Natural gas sales	$71,786				14,870			$56,912
	71,786				14,870			56,916
Expenses
Operating costs	67,611				(15,421)			52,190
Depletion and accretion	23,136		308	(83)	551			23,912
Management fees	56,250		(56,250)
Office and general	16,142		(16,142)
Professional fees	210,633		(210,633)
Transfer and registrar costs	61,560		(61,560)
Head office services	113,828		(113,828)
Salaries and wages	44,061		(44,061)
General and administrative	-		502,474					502,474
Marketing and public relations	88,569							88,569
Impairment loss on property and equipment	49,464			(1,215)				48,249
Gain on disposal of marketable securities	(8,000)							(8,000)
Interest expense	265,889						(197,690)	68,199
Foreign exchange gain	(164,800)					3,460		(161,340)
Unrealized gain on derivative warrant liabilities	-	(126,410)						(126,410)
	824,343	(126,410)	308	(1,298)	(14,870)	3,460	(197,690)	487,843
Net loss	(752,557)	126,410	(308)	1,298	-	(3,460)	197,690	(430,927)

Foreign currency translation	-					(109,303)		(109,303)
Comprehensive loss	$(752,557)	126,410	(308)	1,298		(112,763)	197,690	$(540,230)

Reconciliation of Shareholders’ Equity as at August 31, 2011 and September 1, 2010

From Canadian GAAP to IFRS

Total Shareholders’ Equity under Canadian GAAP	Note	August 31, 2011	September 1, 2010

		$4,220,299	$4,239,777
Reclassify warrants from equity to derivative warrant liabilities	a	(1,716,879)	(1,715,344)
Effect of on fair value of derivative warrant liabilities	a	140,610	13,483
Effect of changes in decommissioning provisions	c	(2,955)	(2,648)
Effect of changes in depletion	c	1,298	-
Effect of changes in foreign exchange rates	e	(112,763)	-
Effect of reclassification of borrowing costs	f	197,690	-
Total adjustments to shareholders' equity		(1,492,999)	(1,704,509)
Total Shareholders’ Equity under IFRS		$2,727,300	$2,535,268

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Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Notes to Reconciliation of Canadian GAAP to IFRS

(a)	Warrants

Under Canadian GAAP the warrants were classified as a component of equity. Under IFRS, because the specified exercise price for certain warrants is denominated in United States dollars (a currency other than the functional currency of the Company), these warrants are considered derivative liabilities. These warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit or loss.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Adjustment to warrants	(1,716,879)	(1,715,344)
Adjustment to derivative warrant liabilities	1,576,269	1,701,861
Adjustment to deficit	139,892	13,483
Adjustment to contributed surplus	718	-

The impact on the consolidated statement of statement of operations and comprehensive loss is as follows:

August 31, 2011
Unrealized gain on derivative warrant liabilities	(126,410)

(b)	Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate of 7% and an annual inflation rate of 3.9% was applied (September 1, 2010 7% and 5%, respectively). Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current markets assessments of the time value of money and the risks specific to the obligation and excludes a credit adjusted risk free rate. The discount factor used under IFRS for August 31, 2011 was 3.10% and September 1, 2010 3.33%).This has resulted in an increase in the decommissioning obligation at the Transition Date with a corresponding increase in deficit.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Property and equipment	(1,298)
Exploration and evaluation assets	12,823
Decommissioning obligations	14,480	2,648
Deficit	2,955	(2,648)

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Depletion and accretion	308

(c)	Depletion

The Company depletes its Property and Equipment assets using a unit of production under both IFRS and Canadian GAAP. However, due to the adjustments in decommissioning obligations, the carrying value of Property Plant and Equipment has changed resulting in adjustments to depletion.

The impact on the consolidated statements of financial position is as follows:

	August 31, 2011	September 1, 2010
Property and equipment	1,298	-

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Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Depletion and accretion	(83)
Impairment on property and equipment	(1215)

(d)	Reclassification
(i)	The Company has reclassified a provision under IFRS which was previously included in trade and other payables under Canadian GAAP.
(ii)	Decommissioning obligations have been reclassified to provisions.
(iii)	Oil and gas interests being ‘Developed’ and ‘Undeveloped’ have been reclassified to ‘Property and equipment’ and ‘Exploration and evaluation assets’ respectively.
(iv)	‘Management fees’, ‘Office and general’, ‘Professional fees’, ‘Transfer and registrar costs’, ‘Head office services’ and ‘Salaries and wages’ have been reclassified into ‘General and administrative’.
(v)	Oil and gas revenue has been netted against royalty costs and accretion has been reclassified from operating costs to depletion and accretion.

(e)	Foreign Currency Translation Reserve

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in foreign currency translation reserve in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in foreign currency translation reserve.

The impact on the consolidated statement of financial position is as follows:

	August 31, 2011	September 1, 2010
Exploration and evaluation assets	(112,763)	-
Deficit	(3,460)	-
Accumulated other comprehensive loss	(109,303)	-

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Gain on foreign exchange	(3,460)
Other comprehensive loss	109,303

(f)          Borrowing Costs

Under Canadian GAAP the Company expensed all of its borrowing costs attributed to acquisitions, construction or production of assets. Under IFRS the Company is required to capitalize borrowing costs directly attributed to acquisitions, construction or production of qualifying assets as part of the cost of the asset.

The impact on the consolidated statement of financial position is as follows:

	August 31, 2011	September 1, 2010
Exploration and evaluation assets	197,690	-
Deficit	197,690	-

The impact on the consolidated statement of operations and comprehensive loss is as follows:

August 31, 2011
Interest expense	(197,690)

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Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2012 and 2011

Statement of consolidated cash flows

Upon transition to IFRS, no material adjustment was required to the statement of cash flows.

Presentation changes to the financial statements

The transition to IFRS has resulted in changes to the statement of operations and comprehensive loss. The Company has a choice to report to report the expense by significant function or significant nature. The Company has now reclassified under IFRS elements previously described under Canadian GAAP as ‘Management fees’, ‘Office and general’, ‘Professional fees’, ‘Transfer and registrar costs’, ‘Head office services’ and ‘Salaries and wages’ into ‘General and administrative’ to present these expenses by function. In addition, the Company presented revenues net of royalties upon transition to IFRS.

19.	Comparative Figures

Certain comparative figures have been reclassified to conform to current period presentation under IFRS.

20.	Subsequent Event

On September 25, 2012, the Company completed private placements for net proceeds of $405,650 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $182,830.

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